Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

October 2014

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated October 16, 2014, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: October 16, 2014	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

The Hague – October 16, 2014

Aegon announces agreement to sell its Canadian life insurance business

Aegon has reached an agreement with Wilton Re to sell its Canadian operations for CAD 600 million (EUR 423 million). The net underlying earnings of Aegon’s Canadian operations were CAD 26 million over the trailing four quarters ending June 2014, while its shareholders’ equity excluding revaluation reserves on an IFRS basis amounted to CAD 1.8 billion at the end of June 2014. As a result, the sale price represents a multiple of 23 times net underlying earnings. The transaction is expected to result in a book loss of approximately CAD 1.2 billion (EUR 0.8 billion).

“We continually review the performance of our businesses to ensure that they support our ambition to become a leader in our chosen markets”, said Alex Wynaendts, CEO of Aegon. “We have concluded that our Canadian life insurance business does not support that goal. The decision to divest these activities will lead to an improvement in the group’s return on equity of 40 basis points. At the same time, we believe this is a good outcome for our customers and employees, as the company will continue to offer competitive choices for the middle market in Canada.”

Aegon will earmark the proceeds of this transaction to further reduce outstanding debt through the redemption of the USD 500 million 4.625% senior bond, due December 2015. This is in addition to the already planned redemption of the EUR 500 million 4.125% senior bond, due December 2014. The combination of the divestment and the non-refinancing of the bond will improve Aegon’s return on equity by 40 basis points, while reducing net underlying earnings by less than 1%. It will also keep Aegon’s leverage ratio unchanged on a pro forma basis, while its fixed charge cover ratio will improve by 0.6 times.

The parties anticipate that the transaction will close in the first quarter of 2015, subject to regulatory approval.

News releases, financial calendar and other corporate publications can also be found in Aegon’s Investor & Media App.

Media relations Dick Schiethart +31 (0) 70 344 8821 gcc@aegon.com	Investor relations Willem van den Berg +31 (0) 70 3448305 ir@aegon.com

About Wilton Re

Wilton Re specializes in the acquisition and management of mortality and investment risk as well as with assisting life insurance clients with product development, underwriting, and new business strategies for the middle market. Wilton Re focuses on the North American life insurance market where the company provides risk capital and related services including M&A, reinsurance and longevity risk management. Wilton Re also partners with companies to implement new business strategies for middle market sales, with an emphasis on worksite, senior market and simplified term products. The company offers fully customized solutions that include private labeling with supporting delivery and administrative systems. As of September 30, 2014, Wilton Re had USD 14.5 billion of total assets, USD 1.4 billion of annual operating revenues and USD 1.5 billion of US GAAP equity. More information on wiltonre.com.

About Aegon

Aegon’s roots go back more than 150 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 25 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information on aegon.com.

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DISCLAIMERS

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

•	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;

•	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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